ASI Entertainment, Inc.
Registered Office: 954 Lexington Ave., Suite 242, New York, 10021, NY
Postal Address: Level 1, 45 Exhibition Street, Melbourne, Vic., 3000, Australia
t : +61.3.9016 3021     +1 210 775 2468



      2 February 2010


      Mr D. R. Humphrey
      Branch Chief
      Division of Corporate Finance
      United States Securities and Exchange Commission
      100 F Street N.E.
      Washington, D.C., 20549


      Dear Mr Humphrey

      Re:   ASI Entertainment, Inc.
            Form 10-K for the year ended June 30, 2009
            File No. 000-27881

      In response to your letter dated January 14, 2010, set out below are our responses to your questions and comments. I have attached a copy of a draft 10-K/A with changes referred to in this letter and our letter dated December 8, 2009, which will be filed when the Commission advises that all questions and comments have been addressed satisfactorily.

      1. The comment on Going Concern Question, page 9 has been amended to include the full statement of the auditor regarding going concern.

      2. and 3. Item 9A. Controls and Procedures - comments and headings have been reviewed and amended.

      4. Columns in the balance sheet have been changed to align with the other financial statements.

      5. Amended audit report is now included.

      6. The counterparties are as follows:

      a. Advances - $146,895 (2008, 2009) - Amounts due to former directors
      - Richard Mason, $46,895; Tom Henderson, $50,000; Elizabeth Young
      $50,000.

      b. Related Receivables - $200,000 (2008) - ASIQ Ltd for license fee.

      c. Related Investment - $134,247 (2009) - balance of ASIQ Ltd. shares received in settlement of the license fee.

      7.

      a. Advances are unpaid directors/consultants fees accumulated up to 30/6/06 - the description has been changed to "Sundry creditors".

      b. License fee due under the terms of the licensing agreement with ASIQ Ltd.

      c. Balance of ASIQ Ltd. shares received in settlement for the license fee. Some of the shares have been used to raise funds for ASI Entertainment Inc. by way of a bonus to investors to make investment in the current environment more attractive.

      8. Correct, shares were received as payment for the outstanding license fee. A cash payment was expected at the time the license agreement was entered into, but as ASiQ is incurring all costs in developing and commercialising the Company's patent, ASiQ proposed that a share settlement would be more appropriate. The shares were accepted as final settlement.

      No formal valuation was carried of the ASIQ shares. They were accepted at 50 cents per share, the price at which ASIQ had previously raised capital. The directors considered this a fair price. ASI Entertainment received 400,000 ASIQ shares which represented approximately 1.25% of ASIQ's issued capital.

      Yes, ASIQ was formerly a subsidiary of ASI Entertainment Inc.

      9. Revenue has been taken up in the period it became payable, that is, on the signing of the agreements. This is in line with the revenue recognition policy and our interpretation of FASB ASC 605-10-S99-1 SAB TOPIC 13.a.3, Delivery and Performance, part d - license revenue.

      10. It would appear more appropriate to add comments on the license agreements under "BUSINESS (2) Distribution methods of the products or services" rather than under MDA. Details previously supplied in respect of the Licensing Agreements have been inserted into this section. Please advise if this is acceptable.

      Recognition policy has been amended to include reference to the agreements with Edwin Chan and ASIQ Ltd., how revenue was taken up in the 2008 year when the agreements were entered into and how future royalties will be taken up in the periods in which they accrue.

      11. The $200,000 was due from ASIQ as $100,000 had been received Edwin Chan, the correct dates of the payments are:
                         June 6, 2008                      $14,980
                         June 11, 2008                     $34,895
                         June 18, 2008                     $50,000
                         Bank charges                          $35
                         Total received                   $100,000

      12. The "exclusive" world wide agreement with ASIQ will not have any impact on the Company as ASIQ is responsible for the financial commitments to Mr Chan under the license agreement which expires on March 9, 2010. As no transactions have been entered into in the Asian region, there has not been any financial consequence of this arrangement.

      13. Item (10) on page 5 has been reviewed and amended as the description of "research and development" is not accurate. Technical services were provided by ASIQ Ltd. to deal with technical queries arising from the Company's patent application. The costs were classified as "Engineering" and expensed. Both 2008 and 2009 amounts were paid in cash and hence were not taken up in the balance sheet.

      14. Cash flow worksheet is attached.

      15. Stock options outstanding at June 30, 2006 did not include any employee share options. The cost of options based on the Black-Scholes option-pricing model was taken up in the accounting periods in which they were issued.

      Outstanding options, their expiry date and strike prices are:
        Outstanding at June 30,
        2006
                                 Strike Price $
        Expire Dec 31 2006             0.50      419,000
                                  Strike Price
        Expire May 15 2007            $0.50      250,000
                                  Strike Price
        Expire Dec 31 2007            $1.00      159,200
                                  Strike Price
        Expire Dec 31 2008            $1.00      341,500

                                               1,169,700


        Outstanding at June 30
        2007
                                  Strike Price
                                      $1.00      159,200
        Expire Dec 31 2007
                                  Strike Price
                                      $1.00      341,500
        Expire Dec 31 2008

                                                 500,700


        Outstanding at June 30
        2008
                                  Strike Price
                                      $1.00      341,500
        Expire Dec 31 2008



      16. At a board meeting on September 24, 2009, the directors requested shares to be issued in lieu of directors' fees totalling $30,000. As a result, 1.5 million shares were issued at a price of $0.02 per share
      - the prevailing market price for the Company's shares.

      17.
      The $70,000 of additional capital represented:

      Directors fees          $30,000 (R.Lukso $10,000; G Chappell $10,000,
                              P Shiels $10,000), satisfied by the issue of shares per 16. above and as recorded in the Cash Flow Statement

      Engineering fees        $10,000 Issued to John Papageorgiou, co-inventor
                              of SafeCell and technical consultant to the Company. Recorded in the Cash Flow Statement as part of the "Compensatory stock issuances - consultants"

      Consultant fees         $20,000 Issued to Antco Investments Pty Ltd
                              financial consultant to the Company, recorded in the Cash Flow Statement as the balance of the "Compensatory stock issuances - consultants"

      Shares issued for       $10,000
      cash


                              $70,000
      Total

      The transactions were recorded as director's fees, engineering fees and consultant fees and taken up as expenses. The balance was taken up as capital subscription. The discrepancy between the $70,000 and the $10,000 was the compensatory share issues for directors and consulting fees. As indicated above, the recipients of the shares were directors and consultants. All shares were issued at the prevailing market price of $0.02 per share.


      As requested in your letter, the Company acknowledges that:

       . The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

       . Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

       . The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any further questions, my email address is:
      shiels@nextwaveinvestments.com.


      Yours sincerely





      /s/    Philip A. Shiels

      Philip Shiels
      Chief Executive Officer
      and Chief Financial Officer




























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